   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)
                                ---------------

                               CORE INDUSTRIES INC
                            (Name of Subject Company)
                                ---------------

                                 UD NEVADA CORP.
                                       AND
                       UNITED DOMINION INDUSTRIES LIMITED
                               (Reporting Persons)
                                ---------------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)
                                ---------------

                                   218675106
                      (CUSIP Number of Class of Securities)
                                ---------------

                             RICHARD L. MAGEE, ESQ.
                                    SECRETARY
                                 UD NEVADA CORP.
                       UNITED DOMINION INDUSTRIES LIMITED
                           2300 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                            TELEPHONE: (704) 347-6800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    COPY TO:
                             STEPHEN M. LYNCH, ESQ.
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                         CHARLOTTE, NORTH CAROLINA 28246
                            TELEPHONE: (704) 377-2536
                                ---------------

                               Page 1 of 10 pages.
                      The exhibit index begins on page 7.

 CUSIP No.   218675106                SCHEDULE 14D-1         Page 2 of 10 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           UD Nevada Corp.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                        [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           9,958,041
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           92.6%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
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






 CUSIP No.   218675106              SCHEDULE 14D-1            Page 3 of 10 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           United Dominion Industries Limited
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                        [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           9,958,041
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           92.6%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                               Page 4 of 8 pages


         This Amendment No. 4 (this "Amendment No. 4") is to the Statement on
Schedule 13D (the "Statement") with respect to the acquisition by UD Nevada Corp., a Nevada corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), of beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Shares"), of Core Industries Inc, a Nevada corporation (the "Company"). Purchaser acquired beneficial ownership of Shares reported hereby pursuant to its offer to purchase all outstanding Shares, at a price of $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 2, 1997 and in the related Letter of Transmittal, copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2) thereto, respectively. The Statement was filed with the Securities and Exchange Commission on July 2, 1997 on Schedule 14D-1 and Schedule 13D . The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used in this Amendment No. 4 but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

         This Amendment No. 4 reports that pursuant to the Merger Agreement Parent has elected to effect the merger of the Company with and into Purchaser, rather than a merger of Purchaser with and into the Company, and that Parent, Purchaser and the Company have entered into an amendment to the Merger Agreement to effect technical modifications to reflect such election.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

        Item 5 is hereby amended and supplemented by adding to the end thereof the following:

             On September 8, 1997, Parent notified the Company that pursuant to the Merger Agreement it had elected to effect the merger of the Company with and into Purchaser, rather than a merger of Purchaser with and into the Company. On September 15, 1997, Parent, Purchaser and the Company entered into Amendment No. 1 to Agreement and Plan of Merger (the "Merger Agreement Amendment") to amend the Merger Agreement to effect technical modifications to reflect such election. The Merger Agreement Amendment does not affect any change to the merger consideration to be received by holders of Shares upon consummation of the Merger. Parent intends to cause the Merger to be effective on October 1, 1997, when certain amendments to Nevada Law become effective.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following:

         (c)(4) Amendment No. 1 to Agreement and Plan of Merger dated as of September 15, 1997 among Parent, Purchaser and the Company

                                                               Page 5 of 8 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               UD NEVADA CORP.

                                               By:  /s/ GLENN A. EISENBERG
                                                    ------------------------
                                                    Name: Glenn A. Eisenberg
                                                    Title: Vice President

                                               By:  /s/ RICHARD L. MAGEE
                                                    ---------------------
                                                    Name: Richard L. Magee
                                                    Title: Vice President

September 15, 1997

                                                               Page 6 of 8 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UNITED DOMINION INDUSTRIES LIMITED

                                            By:   /s/ GLENN A. EISENBERG
                                                  ----------------------
                                                  Name: Glenn A. Eisenberg
                                                  Title: Senior Vice President

                                            By:   /s/ RICHARD L. MAGEE
                                                  --------------------
                                                  Name: Richard L. Magee
                                                  Title: Vice President

September 15, 1997

                                                               Page 7 of 8 pages

                                  EXHIBIT INDEX



Exhibit
No.
-------

(a)(1)*  Form of Offer to Purchase dated July 2, 1997
(a)(2)*  Form of Letter of Transmittal
(a)(3)*  Form of Notice of Guaranteed Delivery
(a)(4)* Form of Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Furman Selz LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
(a)(5)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients
(a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)*  Summary Advertisement as published in The Wall Street Journal on
         July 2,1997
(a)(8)*  Press release issued by Parent on June 26, 1997
(a)(9)*  Press release issued by the Company on June 26, 1997
(a)(10)* Form of Letter from Putnam Investments to participants in Core Industries Inc 401(k) Plans, with transmittal instructions
(a)(11)* Press release issued by Parent on July 23, 1997
(a)(12) Press release issued by Parent on July 29, 1997 (incorporated by reference to Exhibit (a)(14) to Amendment No. 4/Final to Schedule
         14D-1 of Parent and UD Delaware Corp. with respect to Imo Industries Inc. dated July 29, 1997)
(a)(13)* Press release issued by Parent on July 31, 1997
(b)(1)* Commitment letter dated June 24, 1997 from Royal Bank of Canada in favor of Parent and United Dominion Industries, Inc.
(b)(2)* $650,000,000 Second Amendment and Restatement of the Credit Agreement and Guaranty, dated as of July 28, 1997, among Parent, United Dominion Industries, Inc. and United Dominion Holdings, Inc., as Obligors, the financial institutions named therein, as Banks, and Royal Bank of Canada, as Agent
(c)(1)* Agreement and Plan of Merger, dated as of June 25, 1997, among Parent, Purchaser and the Company
(c)(2)* Confidentiality Agreement dated October 2, 1996 between the Company and United Dominion Industries, Inc.
(c)(3)* Letter Agreement dated June 20, 1997 between the Company and Parent regarding payment of certain fees
(c)(4)   Amendment No. 1 to Agreement and Plan of Merger dated as of
         September 15, 1997 among Parent, Purchaser and the Company

-----------------------

*  Previously filed.